Exhibit 99.1

Navios Maritime Containers L.P.

Appoints

Erifili Tsironi as Chief Financial Officer

MONACO, July 12, 2019—Navios Maritime Containers L.P. (“Navios Containers”) (NASDAQ: NMCI), a growth vehicle dedicated to the container sector of the maritime industry, announced today the appointment of Mrs. Erifili Tsironi as Chief Financial Officer of Navios Containers. Mrs. Tsironi previously served as Co-Chief Financial Officer of Navios Maritime Acquisition Corporation since December of 2018 and as Chief Financial Officer of Navios Maritime Midstream Partners L.P. from its inception in 2014 until December 2018.

Mrs. Tsironi has over 17 years of experience in banking focusing on ship finance. Before joining Navios Maritime Midstream Partners L.P., she was Global Dry Bulk Sector Coordinator and Senior Vice President at DVB Bank SE. Mrs. Tsironi holds a BSc. in Economics, awarded with Honours, from the London School of Economics and Political Science and a MSc in Shipping, Trade and Finance, awarded with Distinction, from Cass Business School of City University in London.

Mr. Chris Christopoulos, who previously served as Chief Financial Officer of Navios Containers, recently left the company.

Angeliki Frangou, Chairman of the Board of Directors and Chief Executive Officer of Navios Containers, commented, “We would like to thank Mr. Christopoulos for his service and wish him well with his future endeavors.”

About Navios Maritime Containers L.P.

Navios Containers (NASDAQ: NMCI) is a growth vehicle dedicated to the container sector of the maritime industry. For more information, please visit our website at www.navios-containers.com.

Forward Looking Statements—Safe Harbor

This press release contains forward-looking statements concerning future events, including future contracted revenues and rates, EBITDA, future available days, future financial performance of the fleet, timing of vessel deliveries, vessel acquisitions, financing activities, and Navios Containers’ growth strategy and measures to implement such strategy, including future vessel acquisitions and the ability to secure or refinance related financing, the further growth of our containership fleet, and entering into further time charters. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Navios Containers at the time these statements were made. Although Navios Containers believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Containers. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, risks relating to: the favorable timing for acquisitions and chartering opportunities in the container shipping sector and Navios Containers’ ability to take advantage of such opportunities; the value of container shipping vessels; Navios Containers’ ability to identify container shipping vessels for acquisition at attractive prices, if at all, including the availability of distressed acquisition opportunities in the container shipping industry; Navios Containers’ ability to execute on a low-cost operating structure; Navios Containers’ ability to achieve a return on investment for and to pay cash distributions to our unitholders or make common unit repurchases from our unitholders; the level of trade growth and recovery of charter rates and asset values in the container shipping industry; general market conditions and shipping industry trends, including charter rates, vessel values and the future supply of, and demand for, ocean-going containership shipping services; any advantages resulting from Navios Containers’ strategic focus on intermediate-size containerships; Navios Containers’ ability to leverage the scale, experience, reputation and relationships of the Navios Group, consisting of Navios Maritime Holdings Inc., Navios Maritime Acquisition Corporation, Navios Maritime Partners L.P., and any one or more of their subsidiaries, including the wholly-owned subsidiary of Navios Maritime Holdings Inc. which manages the commercial and technical operation of Navios Containers’ fleet pursuant to a management agreement (the “Manager”); Navios Containers’ ability to maintain or develop new and existing customer relationships with existing charterers and new customers, including liner companies; Navios Containers’ ability to successfully grow its business and its capacity to manage its expanding business; future levels of dividends, as well as Navios Containers’ dividend policy; Navios Containers’ current and future competitive strengths and business strategies and other plans and objectives for future operations; Navios Containers’ future operating and financial results, its ability to identify and consummate desirable fleet acquisitions, business strategy, areas of possible expansion and expected capital expenditure or operating expenses; container shipping industry trends, including charter rates and vessel values and factors affecting vessel supply and demand as well as trends and conditions in the newbuilding markets and scrapping of vessels; Navios Containers’ future financial condition or results of operations and its future revenues and expenses, including its estimated adjusted cash flow; the loss of any customer or charter or vessel; the aging of Navios Containers’ vessels and resultant increases in operation and drydocking costs; the ability of Navios Containers’ vessels to pass classification, security and customs inspections; significant changes in vessel performance, including increased equipment breakdowns; the creditworthiness of Navios Containers’ charterers and the ability of its contract counterparties to fulfill their obligations to Navios Containers; Navios Containers’ ability to maintain long-term relationships with major liner companies; Navios Containers’ ability to retain key executive officers and the Manager’s ability to attract and retain skilled employees; Navios Containers’ ability to access debt, credit and equity markets; changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors; Navios Containers’ ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for its vessels, in each case, at commercially acceptable rates or at all; estimated future acquisition, maintenance and replacement expenditures; potential liability from litigation and our vessel operations, including discharge of pollutants; Navios Containers’ and the Navios Group’s performance in safety, environmental and regulatory matters; global economic outlook and growth and changes in general economic and business conditions; general domestic and international political conditions, including wars, acts of piracy and terrorism; changes in production of or demand for container shipments, either globally or in particular regions; changes in the standard of service or the ability of the Manager to be approved as required; increases in costs and expenses, including but not limited to, crew wages, insurance, technical maintenance costs, spares, stores and supplies, charter brokerage commissions on gross voyage revenues and general and administrative expenses; the adequacy of Navios Containers’ insurance arrangements and its ability to obtain insurance and required certifications; the expected cost of, and Navios Containers’ ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to its business; the changes to the regulatory requirements applicable to the shipping and container transportation industry, including, without limitation, stricter requirements adopted by international organizations, such as the International Maritime Organization and the European Union, or by individual countries or charterers and actions taken by regulatory authorities and governing such areas as safety and environmental compliance; the anticipated taxation of Navios Containers and its unitholders; potential liability and costs due to environmental, safety and other incidents involving Navios Containers’ vessels; and the effects of increasing emphasis on environmental and safety concerns by customers, governments and others, as well as changes in maritime regulations and standards. Navios Containers expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Containers’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Containers makes no prediction or statement about the performance of its common units.

Public & Investor Relations Contacts:

Navios Maritime Containers, L.P.

+1.212.906.8648

Investors@navios-containers.com